EXHIBIT 21.1

List of Subsidiaries of AquaBounty Technologies, Inc.
The following is a list of subsidiaries of AquaBounty Technologies, Inc., the names under which such subsidiaries do business, and the state or country in which each was organized:

Name	Jurisdiction of Organization
AQUA Bounty Canada Inc.	Canada
AquaBounty Panama, S. de R.L.	Panama
Aqua Bounty Farms Chile Limitada	Chile
AquaBounty Farms, Inc.	Delaware
AquaBounty Brasil Participações Ltda.	Brazil